UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Completion of Acquisition of Pineboom Investments Limited

On July 15, 2008, China Natural Resources, Inc. filed a Report on Form 6-K with the Securities and Exchange Commission to report that it had entered into an agreement (the “Agreement”) with Feishang Group Limited (“Feishang Group”) pursuant to which the Company agreed to acquire from Feishang Group (the “Acquisition”) (a) all of the issued and outstanding capital stock (the “Shares”) of Pineboom Investments Limited, a British Virgin Islands company (“Pineboom”) and its subsidiaries (collectively, the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to Feishang Group on the closing date (the “Indebtedness”). Feishang Group is also the principal shareholder of China Natural Resources and Mr. Li Feilie, the sole officer, director and beneficial owner of Feishang Group, is the Chairman and Chief Executive Officer of China Natural Resources.

The purpose of this Form 6-K is to report that, on July 10, 2009, a closing of the Acquisition. The purchase price for the Shares and Indebtedness is US$25 million, of which US$7 million was paid contemporaneously with the execution of the Agreement. At the closing, the Company and Feishang Group modified the Agreement by entering into a letter agreement providing that:

•

The Company’s obligation to pay Feishang Group a US$15 million installment of the purchase price has been deferred until on or before July 10, 2010.

•

The Company’s obligation to pay Feishang Group a US$3 million final settlement of the purchase price, subject to adjustment, has been deferred until on or before July 10, 2010.

Pineboom, through its operating subsidiary, Guizhou Dayun Mining Co., Ltd. (“Guizhou Dayun”), a company established under the laws of the People’s Republic of China (“PRC”) with a registered capital of RMB4,000,000 (US$585,000), owns exploration rights to Huajuejingtian North Sector Coal Mine (“Exploration Rights”), a coal mine located in Jinsha County, Guizhou Province, the PRC (the “Target Mine”), which covers a total area of 16.93 square kilometers. The permit for the Exploration Rights is valid from February 1, 2008 to February 1, 2010.

Under current PRC laws and regulations, upon completion of exploration, Guizhou Dayun must apply for a mining right permit and other production permits in order to engage in mining activities on the Target Mine. It is expected that the mining right permit will be received by July 2010, and all the other necessary approvals and permits will be received by 2011, and that construction of the coal mining facilities will also be completed at that time. Guizhou Dayun preliminarily estimates that the total investment cost for the development and construction of the Target Mine will be approximately RMB 360 million (US$52.7 million). It is currently expected that these costs will be funded by retained earnings and bank borrowings. In the event the mining right permit covering the Target Mine has not been issued by Guizhou Provincial Department of Land and Resources to Guizhou Dayun on or before July 11, 2010 (or such other date as Feishang Group and the Company may agree in writing), the Company shall be entitled to require Feishang Group to purchase all the Shares and the Indebtedness for a purchase price equal to the Consideration with interest at the rate of 12% per annum.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8320 quoted by The People’s Bank of China as at July 13, 2009. The RMB is not freely convertible into foreign currencies and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

Press Release

On July 17, 2009, the Company disseminated a press release disclosing completion of the Acquisition. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description
10.1

Agreement dated July 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (incorporated by reference to Exhibit 10.1 of the Form 6-K filed by the registrant on July 15, 2008)

10.2	Letter Agreement dated July 10, 2009
99.1	Press Release dated July 17, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 17, 2009

CHINA NATURAL RESOURCES, INC.

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.2	Letter Agreement dated July 10, 2009
99.1	Press Release dated July 17, 2009